Mail Stop 4561   November 13, 2008

BY U.S. Mail and facsimile
Mr. Abdul Ladha
President
Ableauctions.com, Inc.
Suite 200 - 1963 Lougheed Highway, Coquitlam,
British Columbia, Canada V3K 3T8

   RE: Ableauctions.com, Inc.
     Amendment no. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed: November 6, 2008
     File no.1-15931

Dear Mr. Ladha:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

General

1. Please update the interim financial information presented for both companies as required by Article 8 of Regulation S-X, and correspondingly, management's discussion and analysis of financial condition and results of operations.

Summary Information About Proposal 4, page 4

2. We note your statements that in 2009 you estimate your revenue may exceed $20 million, and that if you are successful with the development and sale of the property you expect to achieve "record profits." Expand your discussion to provide a reasonable basis for your projections. Refer to Item 10(b)(1) of Regulation S-K.

Proposal 4: To Seek Approval of the Acquisition of a 50% Interest in Surrey Central City Holdings Ltd. and the Issuance of Shares of Our Common Stock in Accordance with the Terms of a Convertible Promissory Note Signed in Conjunction Therewith

Information About Surrey Central Holdings Ltd, page 16

3.   We note that you have not provided audited financial statements for the most recent fiscal year for Surrey. Please provide us with your analysis as to why such financial statements are not required.

4.   Expand your disclosure to briefly discuss Surrey's plan of operations for the next 12 months.

Closing Comments

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3503 with any questions.

                                        Sincerely,

                                        David Orlic
                                        Special Counsel

cc: Mary Ann Sapone, Esq. (by facsimile, 310-208-1154)
        D. Levy